82-4908

GREENCORE GROUP PLC

SUPPL

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION LAST NIGHT FROM FIDELITY MANAGEMENT & RESEARCH COMPANY DATED 14th FEBRUARY 2002 THAT FIDELITY INTERNATIONAL LIMITED HAS A TOTAL NOTIFIABLE INTEREST IN 11,641,764 (6.22%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

C.M. BERGIN
DEPUTY GROUP SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

15th FEBRUARY, 2002.

GREENCORE GROUP PLC

AVS Security No. 628850

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Notification of Interest in Greencore Shares

Greencore Group plc ("Greencore") received a notification on 14th February, 2002 from Mr. A.M. Hynes, Director, that he and his wife jointly owns 6,000 Greencore ordinary shares. Mr. Hynes also holds options over 250,000 Greencore ordinary shares at €2.45 per share and 100,000 Greencore Ordinary Shares at €2.87 per share.

C.M. Bergin
Deputy Group Secretary

15th February, 2002

GREENCORE GROUP PLC

CONTACT MS.C.M. BERGIN

TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION LAST NIGHT FROM FIDELITY MANAGEMENT & RESEARCH COMPANY DATED 14th FEBRUARY 2002 THAT FIDELITY INTERNATIONAL LIMITED HAS A TOTAL NOTIFIABLE INTEREST IN 11,641,764 (6.22%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

C.M. BERGIN
DEPUTY GROUP SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

15th FEBRUARY, 2002.

GREENCORE GROUP PLC

AVS Security No. 628850

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Notification of Interest in Greencore Shares

Greencore Group plc ("Greencore") received a notification on 14th February, 2002 from Mr. A.M. Hynes, Director, that he and his wife jointly owns 6,000 Greencore ordinary shares. Mr. Hynes also holds options over 250,000 Greencore ordinary shares at €2.45 per share and 100,000 Greencore Ordinary Shares at €2.87 per share.

C.M. Bergin
Deputy Group Secretary

15th February, 2002

GREENCORE GROUP PLC

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION LAST NIGHT FROM FIDELITY MANAGEMENT & RESEARCH COMPANY DATED 14th FEBRUARY 2002 THAT FIDELITY INTERNATIONAL LIMITED HAS A TOTAL NOTIFIABLE INTEREST IN 11,641,764 (6.22%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

C.M. BERGIN
DEPUTY GROUP SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

15th FEBRUARY, 2002.

GREENCORE GROUP PLC

AVS Security No. 628850

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Notification of Interest in Greencore Shares

Greencore Group plc ("Greencore") received a notification on 14th February, 2002 from Mr. A.M. Hynes, Director, that he and his wife jointly owns 6,000 Greencore ordinary shares. Mr. Hynes also holds options over 250,000 Greencore ordinary shares at €2.45 per share and 100,000 Greencore Ordinary Shares at €2.87 per share.

C.M. Bergin
Deputy Group Secretary

15th February, 2002

GREENCORE GROUP PLC

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION LAST NIGHT FROM FIDELITY MANAGEMENT & RESEARCH COMPANY DATED 14th FEBRUARY 2002 THAT FIDELITY INTERNATIONAL LIMITED HAS A TOTAL NOTIFIABLE INTEREST IN 11,641,764 (6.22%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

C.M. BERGIN
DEPUTY GROUP SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

15th FEBRUARY, 2002.

GREENCORE GROUP PLC

AVS Security No. 628850

CONTACT MS C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Notification of Interest in Greencore Shares

Greencore Group plc ("Greencore") received a notification on 14th February, 2002 from Mr. A.M. Hynes, Director, that he and his wife jointly owns 6,000 Greencore ordinary shares. Mr. Hynes also holds options over 250,000 Greencore ordinary shares at €2.45 per share and 100,000 Greencore Ordinary Shares at €2.87 per share.

C.M. Bergin
Deputy Group Secretary

15th February, 2002

GREENCORE GROUP PLC

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION LAST NIGHT FROM FIDELITY MANAGEMENT & RESEARCH COMPANY DATED 14th FEBRUARY 2002 THAT FIDELITY INTERNATIONAL LIMITED HAS A TOTAL NOTIFIABLE INTEREST IN 11,641,764 (6.22%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

C.M. BERGIN
DEPUTY GROUP SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

15th FEBRUARY, 2002.

GREENCORE GROUP PLC

AVS Security No. 628850

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Notification of Interest in Greencore Shares

Greencore Group plc ("Greencore") received a notification on 14th February, 2002 from Mr. A.M. Hynes, Director, that he and his wife jointly owns 6,000 Greencore ordinary shares. Mr. Hynes also holds options over 250,000 Greencore ordinary shares at €2.45 per share and 100,000 Greencore Ordinary Shares at €2.87 per share.

C.M. Bergin
Deputy Group Secretary

15th February, 2002

GREENCORE GROUP PLC

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION LAST NIGHT FROM FIDELITY MANAGEMENT & RESEARCH COMPANY DATED 14th FEBRUARY 2002 THAT FIDELITY INTERNATIONAL LIMITED HAS A TOTAL NOTIFIABLE INTEREST IN 11,641,764 (6.22%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

C.M. BERGIN
DEPUTY GROUP SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

15th FEBRUARY, 2002.

GREENCORE GROUP PLC

AVS Security No. 628850

CONTACT MS.C.M. BERGIN

TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Notification of Interest in Greencore Shares

Greencore Group plc ("Greencore") received a notification on 14th February, 2002 from Mr. A.M. Hynes, Director, that he and his wife jointly owns 6,000 Greencore ordinary shares. Mr. Hynes also holds options over 250,000 Greencore ordinary shares at €2.45 per share and 100,000 Greencore Ordinary Shares at €2.87 per share.

C.M. Bergin
Deputy Group Secretary

15th February, 2002

GREENCORE GROUP PLC

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION LAST NIGHT FROM FIDELITY MANAGEMENT & RESEARCH COMPANY DATED 14th FEBRUARY 2002 THAT FIDELITY INTERNATIONAL LIMITED HAS A TOTAL NOTIFIABLE INTEREST IN 11,641,764 (6.22%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

C.M. BERGIN
DEPUTY GROUP SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

15th FEBRUARY, 2002.

GREENCORE GROUP PLC

AVS Security No. 628850

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Notification of Interest in Greencore Shares

Greencore Group plc ("Greencore") received a notification on 14th February, 2002 from Mr. A.M. Hynes, Director, that he and his wife jointly owns 6,000 Greencore ordinary shares. Mr. Hynes also holds options over 250,000 Greencore ordinary shares at €2.45 per share and 100,000 Greencore Ordinary Shares at €2.87 per share.

C.M. Bergin
Deputy Group Secretary

15th February, 2002

GREENCORE GROUP PLC

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION LAST NIGHT FROM FIDELITY MANAGEMENT & RESEARCH COMPANY DATED 14th FEBRUARY 2002 THAT FIDELITY INTERNATIONAL LIMITED HAS A TOTAL NOTIFIABLE INTEREST IN 11,641,764 (6.22%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

C.M. BERGIN
DEPUTY GROUP SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

15th FEBRUARY, 2002.

GREENCORE GROUP PLC

AVS Security No. 628850

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Notification of Interest in Greencore Shares

Greencore Group plc ("Greencore") received a notification on 14th February, 2002 from Mr. A.M. Hynes, Director, that he and his wife jointly owns 6,000 Greencore ordinary shares. Mr. Hynes also holds options over 250,000 Greencore ordinary shares at €2.45 per share and 100,000 Greencore Ordinary Shares at €2.87 per share.

C.M. Bergin
Deputy Group Secretary

15th February, 2002

GREENCORE GROUP PLC

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION LAST NIGHT FROM FIDELITY MANAGEMENT & RESEARCH COMPANY DATED 14th FEBRUARY 2002 THAT FIDELITY INTERNATIONAL LIMITED HAS A TOTAL NOTIFIABLE INTEREST IN 11,641,764 (6.22%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

C.M. BERGIN
DEPUTY GROUP SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

15th FEBRUARY, 2002.

GREENCORE GROUP PLC

AVS Security No. 628850

CONTACT MS.C.M. BERGIN TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Notification of Interest in Greencore Shares

Greencore Group plc ("Greencore") received a notification on 14th February, 2002 from Mr. A.M. Hynes, Director, that he and his wife jointly owns 6,000 Greencore ordinary shares. Mr. Hynes also holds options over 250,000 Greencore ordinary shares at €2.45 per share and 100,000 Greencore Ordinary Shares at €2.87 per share.

C.M. Bergin
Deputy Group Secretary

15th February, 2002